UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Deutsche Strategic Income Trust
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25160F109
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,422
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 92,422
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,087
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,087
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,409
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 170,409
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,409
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 170,409
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,689
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,689
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,689
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,689
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,689
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,689
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON NEIL R. CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25160F109

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25160F109

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 92,422 Shares owned directly by WIHP is approximately $961,530, including brokerage commissions.  The aggregate purchase price of the 77,087 Shares owned directly by WITRP is approximately $786,799, including brokerage commissions.  The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $9,107, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 53,689 Shares owned directly by BPIP is approximately $549,778, including brokerage commissions.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On September 27, 2016, a shareholder demand (the “Demand Letter”) on behalf of WILLC was sent to the Board of Trustees of the Issuer (the “Board”) pursuant to Mass. Gen. Laws ch. 156D § 7.42, demanding that the Board take action to remedy the corporate governance issues described in the Demand Letter, including without limitation that the “majority of outstanding” vote requirement in the Issuer’s Bylaws for the election of trustees will not be applied at the 2016 Annual Meeting of Shareholders, and that should there be a quorum of shareholders represented at the 2016 Annual Meeting and should the Reporting Persons’ nominees for the Board get more votes than the incumbents, that the Reporting Persons’ nominees will be recognized as duly elected to the Board.  The Demand Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,358,304.37 Shares outstanding, which is the total number of Shares outstanding as of July 20, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 18, 2016.

A.	WIHP

(a)	As of the close of business on September 27, 2016, WIHP beneficially owned 92,422 Shares.

Percentage: Approximately 2.1%

CUSIP No. 25160F109

(b)	1. Sole power to vote or direct vote: 92,422
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 92,422
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	WITRP

(a)	As of the close of business on September 27, 2016, WITRP beneficially owned 77,087 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 77,087
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 77,087
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on September 27, 2016, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 92,422 Shares owned by WIHP and (ii) 77,087 Shares owned by WITRP.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 170,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 170,409
4. Shared power to dispose or direct the disposition: 0

(c)
WILLC has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 92,422 Shares owned by WIHP and (iii) 77,087 Shares owned by WITRP.

Percentage: Approximately 3.9%

CUSIP No. 25160F109

(b)	1. Sole power to vote or direct vote: 170,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 170,409
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on September 27, 2016, BPIP beneficially owned 53,689 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 53,689
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,689
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BPIP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 53,689 Shares owned by BPIP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 53,689
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,689
4. Shared power to dispose or direct the disposition: 0

(c)
BPM has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares by BPIP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 53,689 Shares owned by BPIP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 53,689
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,689
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 25160F109

(c)
Mr. Ferguson has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares by BPIP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Ms. Schultz

(a)	As of the close of business on September 27, 2016, Ms. Schultz beneficially owned 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Schultz has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

I.	Mr. Chelo

(a)	As of the close of business on September 27 2016, Mr. Chelo, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Chelo has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

J.	Mr. Crouse

(a)	As of the close of business on September 27, 2016, Mr. Crouse, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 25160F109

(c)	Mr. Crouse has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following information:

On September 27, 2016, the Demand Letter was sent to the Board on behalf of WILLC.  The Demand Letter is set forth in Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Demand Letter, dated September 27, 2016

CUSIP No. 25160F109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse and Lynn D. Schultz

CUSIP No. 25160F109

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo

CUSIP No. 25160F109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
8/5/2016	(600)	11.9626
8/10/2016	(1,100)	11.9912
8/12/2016	(300)	12.0412
8/15/2016	(300)	12.1012
8/23/2016	(2,200)	12.0470
9/12/2016	1,300	11.8885

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
8/5/2016	(450)	11.9626
8/10/2016	(855)	11.9912
8/12/2016	(200)	12.0412
8/15/2016	(200)	12.1012
8/23/2016	(1,800)	12.0470
9/12/2016	624	11.8885

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
8/23/2016	(1,276)	12.0392